Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

OneConnect Financial Technology Co., Ltd.

壹 賬 通 金 融 科 技 有 限 公 司

(incorporated in the Cayman Islands with limited liability)

(Stock Code: 6638)

(NYSE Stock Ticker: OCFT)

CONTINUING CONNECTED TRANSACTION UNDER
THE 2025 SERVICES PURCHASING AGREEMENT

INTRODUCTION

Reference is made to the announcement published by the Company on April 23, 2024 in relation to the continuing connected transactions contemplated under the 2024 Services Purchasing Agreement.

The Group has renewed the 2024 Services Purchasing Agreement by entering into the 2025 Services Purchasing Agreement with Ping An on March 20, 2025 for a term commencing from March 20, 2025 to December 31, 2025.

LISTING RULES IMPLICATIONS

Ping An (which through its subsidiaries holds approximately 32.12% of the issued share capital of the Company as at the date of this announcement based on public information available to the Company) is a controlling shareholder of the Company, and thus Ping An is a connected person of the Company for the purpose of the Listing Rules. Accordingly, the transactions contemplated under the 2025 Services Purchasing Agreement constitute continuing connected transactions of the Company pursuant to Chapter 14A of the Listing Rules.

As the highest applicable percentage ratio in respect of the annual cap for the 2025 Services Purchasing Agreement is more than 0.1% but less than 5%, the transactions contemplated thereunder are subject to reporting, announcement and annual review requirements but are exempt from the requirement of independent Shareholders’ approval under Chapter 14A of the Listing Rules.

INTRODUCTION

Reference is made to the announcement published by the Company on April 23, 2024 in relation to the continuing connected transactions contemplated under the 2024 Services Purchasing Agreement.

The Group has renewed the 2024 Services Purchasing Agreement by entering into the 2025 Services Purchasing Agreement with Ping An on March 20, 2025 for a term commencing from March 20, 2025 to December 31, 2025.

2025 SERVICES PURCHASING AGREEMENT

Principal terms

Shenzhen OneConnect, a consolidated affiliated entity of the Company, entered into the 2025 Services Purchasing Agreement with Ping An on March 20, 2025, pursuant to which Ping An shall provide certain services to the Group, including financial service solution services, administrative services, risk control services and human resources services. The term of the 2025 Services Purchasing Agreement commenced on March 20, 2025 and will end on December 31, 2025. The service fees payable by Shenzhen OneConnect to Ping An under the 2025 Services Purchasing Agreement is expected to amount to RMB2.99 million and be paid in four installments across the year (subject to the final actual settlement amount).

Reasons for the transaction

Since its establishment, the Company has been purchasing a variety of services from Ping An to satisfy its business and operational needs. Owing to the strategic business relationship, Ping An has acquired a comprehensive understanding of the Group’s business and operational requirements and established a great foundation for mutual trust. Taking into consideration the Group’s previous purchasing experience with Ping An, the Group believes that Ping An is capable of fulfilling the Group’s demands efficiently and reliably with a stable and high-quality supply of services, and entering into the 2025 Services Purchasing Agreement would minimize disruption to the Company’s operation and internal procedures. In addition, it would be more cost-effective for the Company to leverage the mature infrastructure and resources already built by Ping An, instead of developing the same in-house and maintaining its own headcounts to perform such services.

Pricing basis

The service fees payable under the 2025 Services Purchasing Agreement is determined on a cost-plus basis, representing costs plus a mark-up rate of 5%, and taking into account factors such as the number, skill set and expertise of the personnel and other resources required for the provision of the relevant services by Ping An.

Historical amounts

The transaction amounts with Ping An in respect of the above purchase of services for each of the three years ended December 31, 2024 were RMB3.7 million, RMB3.0 million and RMB2.9 million, respectively.

Annual cap and basis of cap

The annual cap of the services fees payable by the Group under the 2025 Services Purchasing Agreement for the year ending December 31, 2025 will be RMB2.99 million. The annual cap is determined with reference to the estimated service fees payable by Shenzhen OneConnect to Ping An set out under the 2025 Services Purchasing Agreement, which was determined with reference to the historical transaction amounts, cost of the relevant services to be provided by Ping An and the Group’s future demand for the various types of services.

INFORMATION ON THE PARTIES

The Group is a technology-as-a-service provider for financial services industry. The Company integrates extensive financial services industry expertise with market-leading technology to provide technology applications and technology-enabled business services to financial institutions. The integrated solutions and platform the Company provides include digital banking solution, digital insurance solution and Gamma Platform, which is a technology infrastructural platform for financial institutions. The Company’s solutions enable its customers’ digital transformations, which help them improve efficiency, enhance service quality, and reduce costs and risks.

The Company has established long-term cooperation relationships with financial institutions to address their needs of digital transformation. The Company has also expanded its services to other participants in the value chain to support the digital transformation of financial services ecosystem. In addition, the Company has successfully served overseas financial institutions with its technology solutions.

Shenzhen OneConnect is a consolidated affiliated entity of the Company. It is a limited liability company established in the PRC, and its principal business activities are software and technology services.

Ping An is a company established as a joint stock company under the laws of the PRC on March 21, 1988. The business of Ping An Group covers insurance, banking, investment, finance technology, medical technology and other sectors. It is listed on the Shanghai Stock Exchange (stock code: 601318) and the Hong Kong Stock Exchange (stock code: 2318 (HKD counter) and 82318 (RMB counter)).

OPINION FROM THE BOARD

The Directors (including the independent non-executive Directors) are of the view that the terms of the 2025 Services Purchasing Agreement were determined after arm’s length negotiation, the transactions contemplated thereunder (including the annual cap for the year ending December 31, 2025) are conducted in the ordinary and usual course of business of the Group and are on normal commercial terms or better, and the terms are fair and reasonable and in the interests of the Company and the Shareholders as a whole.

Mr. Michael Guo (a non-executive Director of the Company and the executive director, co-chief executive officer and senior vice president of Ping An Group) and Ms. Xin Fu (a non-executive Director of the Company and the executive director and senior vice president of Ping An Group) have abstained from voting on the Board resolutions approving the 2025 Services Purchasing Agreement and the transactions contemplated thereunder. Save and except for the aforesaid, none of the other Directors has any material interest in the transactions contemplated under the 2025 Services Purchasing Agreement.

LISTING RULES IMPLICATIONS

Ping An (which through its subsidiaries holds approximately 32.12% of the issued share capital of the Company as at the date of this announcement based on public information available to the Company) is a controlling shareholder of the Company, and thus Ping An is a connected person of the Company for the purpose of the Listing Rules. Accordingly, the transactions contemplated under the 2025 Services Purchasing Agreement constitute continuing connected transactions of the Company pursuant to Chapter 14A of the Listing Rules.

As the highest applicable percentage ratio in respect of the annual cap for the 2025 Services Purchasing Agreement is more than 0.1% but less than 5%, the transactions contemplated thereunder are subject to reporting, announcement and annual review requirements but are exempt from the requirement of independent Shareholders’ approval under Chapter 14A of the Listing Rules.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following terms shall have the following meanings.

“associate(s)”	has the meaning ascribed to it under the Listing Rules

“Board”	the board of Directors of the Company

“Company”	OneConnect Financial Technology Co., Ltd. (壹賬通金融科技有限公司), a limited liability company incorporated in the Cayman Islands listed on the New York Stock Exchange (stock ticker: OCFT) and the Hong Kong Stock Exchange (stock code: 6638)

“connected person(s)”	has the meaning ascribed to it under the Listing Rules

“controlling shareholder”	has the meaning ascribed to it under the Listing Rules

“Directors”	the directors of the Company

“Group”	the Company and its subsidiaries and consolidated affiliated entities

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange

“Ping An”	Ping An Insurance (Group) Company of China, Ltd. ( 中 國 平 安 保 險 (集 團 ) 股 份 有 限 公 司 ), a company established as a joint stock company under the laws of PRC listed on the Shanghai Stock Exchange (stock code: 601318) and the Hong Kong Stock Exchange (stock codes: 2318 (HKD counter) and 82318 (RMB counter)), and a controlling shareholder of the Company

“Ping An Group”	Ping An and its subsidiaries

“PRC” or “China”	the People’s Republic of China and, for the purpose of this announcement only, excludes Hong Kong, the Macau Special Administrative Region and Taiwan

“RMB”	Renminbi, the lawful currency of the PRC

“Share(s)”	ordinary share(s) in the share capital of the Company

“Shareholder(s)”	the holder(s) of the Shares

“Shenzhen OneConnect”	Shenzhen OneConnect Smart Technology Co., Ltd. ( 深 圳 壹 賬 通 智 能 科 技 有 限公 司 ), a limited liability company established under the laws of the PRC and a consolidated affiliated entity of the Company

“Stock Exchange” or “Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited

“subsidiaries”	has the meaning as ascribed to it under the Listing Rules

“2024 Services Purchasing Agreement”	the services purchasing agreement entered into by Shenzhen OneConnect and Ping An on April 23, 2024, details of which are set out in the announcement published by the Company on April 23, 2024

“2025 Services Purchasing Agreement”	the services purchasing agreement entered into by Shenzhen OneConnect and Ping An on March 20, 2025

“%”	per cent

By order of the Board
OneConnect Financial Technology Co., Ltd.
Mr. Dangyang Chen
Chairman of the Board and Chief Executive Officer

Hong Kong, March 20, 2025

As at the date of this announcement, the board of directors of the Company comprises Mr. Dangyang Chen as the executive director, Mr. Michael Guo, Ms. Xin Fu, Mr. Wenwei Dou and Ms. Wenjun Wang as the non-executive directors and Dr. Yaolin Zhang, Mr. Tianruo Pu, Mr. Wing Kin Anthony Chow and Mr. Koon Wing Ernest Ip as the independent non-executive directors.